EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Quarter Ended March 31,
	2007	2006
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(6,165,000)	$(1,070,000)

Weighted average number of shares outstanding	7,957,428	7,957,428
Net effect of dilutive stock options based on treasury stock method	—	—
Total average shares	7,957,428	7,957,428

Fully diluted net loss per share from continuing operations	$(0.77)	$(0.13)